Mail Stop 0306

October 27, 2004

VIA U.S. MAIL and FACSIMILE (512) 310-6544


Mr. Satish Rishi
Chief Financial Officer
Dupont Photomasks, Inc.
131 Old Settlers Blvd.
Round Rock, Texas 78664

	RE:	Dupont Photomasks, Inc.
		Form 10-K for the fiscal year ended June 30, 2004
		Filed September 9, 2004
		File No. 000-20839

Dear Mr. Rishi:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended June 30, 2004

Note 5.  Transactions with Consolidated Variable Interest Entities -
Page F-10

1. We see that you consolidated a variable interest entity upon adopting FIN 46R on March 31, 2004. Supplementally tell us how you initially measured the assets and liabilities of BAC upon adoption. How did you account for the difference, if any, between the net amount added to the balance sheet of the consolidating enterprise and the amount of any previously recognized interest in BAC? Refer to the transition provisions of FIN 46R.
2. We note that three joint ventures are not consolidated since you determined you were not the primary beneficiary. Tell us supplementally your analysis of FIN 46R regarding these joint ventures and briefly describe the facts and circumstances that caused you to reach this conclusion. Tell us how is it that you do not absorb a majority of the entity`s expected losses.

Note 16. Impairment of Long-Lived Assets - Page F-19

3. We note that you recorded an impairment charge for long-lived
assets during fiscal years 2003 and 2004.   Please supplementally
provide the following: (i) describe the facts and circumstances leading to the impairment; (ii) discuss the method and significant assumptions used to determine the fair value under SFAS 144 and (iii) discuss the timing of the charge. What specific events occurred that caused the impairment and when did those events occur?

Note 20.  Commitments and Contingencies - Page F-24

4. We note your disclosure that in March 2004, you issued 180,697 shares of common stock to Infineon pursuant to the equipment purchase and supply agreement. Supplementally tell us how you valued the shares issued and how you accounted for the payment. Tell us how you are accounting for the $53.5 million payments to Infineon over a seven-year period for the acquisition of assets. Explain your basis for your accounting treatment.

*    *    *    *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Brooks Lochhead, Staff Accountant, at (202) 942-8972 or Angela Crane, Reviewing Accountant, at (202) 942-1931 if you have any questions. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 942-1984.
							Sincerely,



							Angela Crane
							Reviewing Accountant

Mr. Rishi
Dupont Photomasks, Inc.
October 27, 2004
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